

Mail Stop 3720

July 25, 2008

Mr. H. Douglas Saathoff
Chief Executive Officer
Nighthawk Systems, Inc.
10715 Gulfdale, Suite 200
San Antonio, TX 78216

> **Re**:   **Nighthawk Systems, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 0-30786**

Dear Mr. Saathoff:

        We have reviewed your supplemental response letter dated June 27, 2008 as well as your filing and have the following comment. As noted in our comment letter dated June 5, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8B. Other Information, page 21

1.   We note your response to prior comment 1. Until you file audited financial statements of the Set Top Box business of Eagle Broadband, Inc. for the time span required under Rule 8-04 of Regulation S-X and the pro forma financial information required under Rule 8-05 of Regulation S-X, your ability to conduct public offerings of your securities may be restricted. In addition, you may not be permitted to make offerings under Rule 505 and 506 of Regulation D where any

purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. These restrictions do not apply to:

- offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding reinvestment plans;
- dividend or interest reinvestment plans;
- employee benefit plans;
- transactions involving secondary offerings; or
- sales of securities under Rule 144.

Once you file audited financial statements that include the post-acquisition results of operations of the acquired business for an appropriate period, we will, at your request, consider accepting audited financial statements for a period of time less than that required under Rule 8-04 of Regulation S-X. Please acknowledge to us that you understand the effects of your failure to file the required financial statements.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director